UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the transition period from __________ to __________

Commission file number 1-9014

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

CHYRON CORPORATION 401(k) PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

CHYRON CORPORATION
5 Hub Drive
Melville, NY 11747

REQUIRED INFORMATION

CHYRON CORPORATION 401(k) PLAN

INDEX

Page

Report of BDO Seidman, LLP, Independent Registered
Public Accounting Firm	1

Report of PricewaterhouseCoopers LLP, Independent Registered
Public Accounting Firm	2

Financial Statements:

Statements of Net Assets Available for Benefits as of
December 31, 2005 and 2004	3

Statement of Changes in Net Assets Available for Benefits
for the Year Ended December 31, 2005	4

Notes to the Financial Statements	5

Supplemental Schedule*:

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
as of December 31, 2005	10

Signatures	11

*Other schedules required by 29 CFR 2520.103-10 of the Department of Labor
Rules and Regulations for Reporting and Disclosure under ERISA of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrator of the

Chyron Corporation 401(k) Plan:

We have audited the accompanying statement of net assets available for benefits of the Chyron Corporation 401(k) Plan (the "Plan") as of December 31, 2005, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting.  Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005, and the changes in its net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year), for the year ended December 31, 2005, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements as of and for the year ended December 31, 2005, and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ BDO Seidman, LLP

Melville, New York

June 16, 2006

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrator of

the Chyron Corporation 401(k) Plan:

In our opinion, the accompanying statement of net assets available for benefits presents fairly, in all material respects, the net assets available for benefits of the Chyron Corporation 401(k) Plan (the "Plan") at December 31, 2004 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Plan's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

New York, New York

June 17, 2005

CHYRON CORPORATION 401(k) PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2005	2004

Assets:
Investments, at fair value	$4,614,671	$3,846,233
Participant loans	89,328	97,518
Total investments	4,703,999	3,943,751

Receivables:
Employer contributions	7,957	7,378
Participant contributions	33,035	35,162
Total receivables	40,992	42,540

Net assets available for benefits	$4,744,991	$3,986,291

The accompanying notes are an integral part of these financial statements

CHYRON CORPORATION 401(k) PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2005

Additions to net assets attributed to:
Contributions:
Employee contributions	$454,266
Employer contributions	75,489
Participant rollovers	13,650
Total contributions	543,405

Investment income:
Interest and dividends	181,823
Net appreciation in fair value of investments	213,462

Total investment income	395,285

Total additions	938,690

Deductions from net assets attributed to:
Distributions to participants	(178,720)
Administrative expenses	(1,270)

Total deductions	(179,990)

Net increase	758,700

Net assets available for benefits:
Beginning of year	3,986,291

End of year	$4,744,991

The accompanying notes are an integral part of these financial statements

CHYRON CORPORATION 401(k) PLAN
NOTES TO THE FINANCIAL STATEMENTS

1. Description of the Plan

General

The Chyron Corporation 401(k) Plan (the "Plan") was adopted on January 1, 1994, and amended through December 31, 2005, for the benefit of the employees of Chyron Corporation (the "Company"). The following is a brief description of the Plan. A more complete description of the provisions of the Plan is available in the Plan document and in individual statements of benefits provided to each Plan participant. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended.

The Plan is a defined contribution plan which provides benefits to participants based upon amounts contributed to the participants' accounts by the employees and the employer and investment income or loss. Contributions made to the Plan are credited to participants' individual accounts in the name of each participant. The ultimate benefit received depends on the aggregate amount contributed by the participants and the employer, and the income, and gains and losses associated with those contributions which are allocated to the participants' individual accounts.

In 2005 there was an amendment to the Plan regarding the automatic rollover provisions under Section 401(a)(31)(B) of the Internal Revenue Code. This amendment states that absent an election from the participant within 90 days, the vested value of a terminated participant's account, if it is between $1,000 and $5,000, shall be automatically rolled over to an IRA with Merrill Lynch. If the vested value of a terminated participant's account is less than $1,000 then the vested value of the account shall be paid in the form of a lump sum cash distribution, less all required tax withholdings, from the Plan. Any portion of a terminated participant's account which is not vested shall be treated as a forfeiture.

Contributions and Vesting

Participants are entitled to make contributions up to a maximum of 20% of their current compensation subject to limitations of Section 401(k) of the Internal Revenue Code ($14,000 in 2005). The total employee compensation that can be considered for contribution purposes was limited to $210,000 in 2005. Individuals who are at least 50 years of age by the end of the tax year are permitted to make "catch-up" contributions, limited to $4,000 in 2005. For purposes of determining contributions, compensation is defined as total wages and salary of an employee, including any overtime pay, bonuses and commissions, but excluding deferred compensation. The Plan will accept rollover contributions from other qualified plans. The Company can elect to make a contribution to the Plan on behalf of those participants who have made salary deferral contributions. The matching contribution is 20% of the first 10% of compensation.

CHYRON CORPORATION 401(k) PLAN
NOTES TO THE FINANCIAL STATEMENTS

Employees are eligible for participation in the Plan on the first day of the month following the performance of one hour of service. Employees are 100% vested in their salary deferral contributions upon entry into the Plan. Employees are vested in employer matching contributions in accordance with the following schedule:

Years of Service	Vested Percentage

1	34%
2	67%
3	100%

Participants accounts

Each participant's account is credited with the participant's contributions, allocations of Company matching contributions and Plan earnings. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account. Participants may direct the investment of their account balances into various investment options offered by the Plan. Currently, the Plan offers 18 mutual funds and the Company's common stock as investment options for participants.

Payment of benefits

The full value of the vested interest of participants in Plan assets is distributable to them or their beneficiaries upon retirement, disability or death. The normal retirement date is the first day of the month following the attainment of age 65. Participants or beneficiaries may elect to have such interest distributed in either one lump sum or in monthly installments. An employee can also withdraw all or a portion of his/her investment under certain special distribution events as defined in the Plan. The special distribution events include in-service distributions, where a participant in the Plan may withdraw all or a portion of his/her account balance upon reaching age 59 and one half, and hardship withdrawals. These special distributions may be subject to ordinary income taxes and/or early distribution penalties.

Participants loans

Active participants may also apply to the Plan administrator for a loan from the Plan. Participants may borrow an amount that would not exceed the lesser of 50% of each participant's vested account balance or $50,000 reduced by the highest outstanding balance during the prior 12 months. Loan terms range from one to five years or up to thirty years for the purchase of a primary residence. All loans, which are collateralized by the participants account balance, must be repaid with interest (currently at rates ranging from 6.5%-10.0%) and are subject to certain requirements as outlined in the Plan.

CHYRON CORPORATION 401(k) PLAN
NOTES TO THE FINANCIAL STATEMENTS

Forfeitures

If a participant terminates service prior to being fully vested in the employer matching contribution, unvested amounts are forfeited and will be used to reduce future employer contributions to the Plan.

2. Summary of Significant Accounting Policies

Basis of accounting

The Plan's financial statements are prepared under the accrual method of accounting.

Investments

All Plan investments are held by the Plan's custodian, Merrill Lynch & Co., Inc. ("Merrill Lynch" or the "Custodian"). The Plan's investments in mutual funds are stated at fair market value based on the last quoted net asset value per share in an active market. The Plan's investment in Company stock is stated at fair market value as determined by the latest quoted market price. Participant loans are valued at cost, which approximates fair value.

Investment earnings are automatically reinvested into the fund from which they are derived. Participants can elect to change their current or future investments on a daily basis. Dividend income is recorded on the ex-dividend date. Interest income is accrued when earned. The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

The following investments represent more than 5% of the Plan's net assets:

	December 31,
	2005	2004
Merrill Lynch Retirement Preservation Trust	$1,259,455	$1,046,515
Merrill Lynch Global Allocation Fund	751,267	630,059
Chyron Corporation Common Stock	433,303	320,194
Merrill Lynch Balanced Capital Fund	415,224	383,208
Merrill Lynch US Government Mortgage Fund	381,477	377,009
Alliance Premier Growth Fund	346,645	312,998

CHYRON CORPORATION 401(k) PLAN
NOTES TO THE FINANCIAL STATEMENTS

During 2005, the Plan's investments, including both realized and unrealized gains and losses, appreciated in value as follows:

Mutual Funds	$120,602
Common Stock	92,860
$213,462

Cash equivalents

Cash equivalents consist of investments in highly liquid Merrill Lynch money funds, which are temporary in nature.

Benefit payments

Benefit payments are recorded when paid.

Administrative expenses

Expenses related to the administration of the Plan are paid by the Plan or the Company, at the Company's option. During 2005, $1,270 of administrative expenses were paid by the Plan and $33,590 of fees were paid by the Company.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities included in the Statement of Net Assets Available for Benefits and the reported amount of net additions and deductions in the Statement of Changes in Net Assets Available for Benefits. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan provides for various investment options which may result in any combination of stocks and bonds, fixed income securities, mutual funds and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

CHYRON CORPORATION 401(k) PLAN
NOTES TO THE FINANCIAL STATEMENTS

3. Investment in Company Stock

Participants, at their discretion, may invest their contributions in any or all of the eighteen (reduced to eleven in the first quarter of 2006) investment options offered under the Plan, as well as Chyron Corporation Common Stock.

As of December 31, 2005 and 2004, the net assets invested in Company stock were $433,303 and $320,194, respectively.

4. Tax Status

The Plan obtained its latest determination letter on November 27, 2001 in which the Internal Revenue Service stated that the Plan, as then designed, qualified under Section 401(a) of the Internal Revenue Code (the "Code"). The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code. The Plan and related trust must be operated in conformity with the Code to maintain its tax exempt status under Section 501(a) of the Code. The Company is not aware of any course of action, series of events or amendments that might adversely affect the qualified status of the Plan.

5. Termination

While the Company has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contribution at any time and to terminate the Plan subject to the provisions of ERISA. In the event that the Plan is terminated, all participants will become 100% vested in their total account balances under the Plan.

6. Party-In-Interest

Certain Plan investments are shares of mutual funds managed by Merrill Lynch. Merrill Lynch is the custodian as defined by the Plan and, therefore, transactions qualify as party-in-interest transactions. In addition, one of the investment options of the Plan consists of common stock of the Plan's sponsor, Chyron Corporation. Administrative expenses of the Plan can be paid by Company, at the Company's option. Participant loans also qualify as party-in-interest transactions.

CHYRON CORPORATION 401(k) PLAN

Plan Number 002, ID Number 11-2117385
Schedule H, Line 4i
Schedule of Assets (Held at End of Year)
As of December 31, 2005

(a)	(b)	(c)	(d)	(e)

	Identity of Issue	Description	Cost**	Current Value

*	Merrill Lynch Retirement Preservation Trust	Mutual Fund		$1,259,455
*	Merrill Lynch Global Allocation Fund	Mutual Fund		751,267
*	Chyron Corporation Common Stock	Common Stock		433,303
*	Merrill Lynch Balanced Capital Fund	Mutual Fund		415,224
*	Merrill Lynch US Government Mortgage Fund	Mutual Fund		381,477
	Alliance Premier Growth Fund	Mutual Fund		346,645
	Oppenheimer Global Growth & Income Fund	Mutual Fund		231,877
*	Merrill Lynch Global Value Fund	Mutual Fund		124,535
	Davis Series Financial Fund	Mutual Fund		114,279
*	Merrill Lynch S&P 500 Index Fund	Mutual Fund		110,579
	Aim Global Health Care Fund	Mutual Fund		89,045
	Massachusetts Investors Trust	Mutual Fund		78,625
*	Merrill Lynch Eurofund	Mutual Fund		64,726
*	Merrill Lynch Fundamental Growth Fund	Mutual Fund		57,907
*	Merrill Lynch Basic Value Fund	Mutual Fund		47,563
*	Merrill Lynch Pacific Fund	Mutual Fund		45,874
	Alliance Technology Fund	Mutual Fund		37,360
	Alger Small Institutional Portfolio	Mutual Fund		23,465
	Pioneer Growth Shares Fund	Mutual Fund		310
*	Merrill Lynch CMA Money Fund	Money Market Fund	1,155	1,155

*	Participant loans	Loans issued for		89,328
		terms of 1-5
		years, with
		6.5% to 10.0%
		interest

	* Denotes party-in-interest

	** Cost information is not required for
	participant directed investments

SIGNATURES

The Plan. Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed by the undersigned thereunto duly authorized.

Chyron Corporation 401(k) Plan

/s/ Michael Wellesley-Wesley
Michael Wellesley-Wesley
President and Chief Executive Officer

June 28, 2006

/s/ Jerry Kieliszak
Jerry Kieliszak
Sr. Vice President and Chief Financial Officer

June 28, 2006